

### Jimi Ballard

Dragon Spirits Marketing is no ordinary startup. Like many new ventures, it has the potential for explosive growth and investment returns, but it accomplishes this by combining two different areas - The Brand Activation Industry and the Gig Economy.

The Brand Activation Industry has no clear market leader. With a proven system to attract, educate, and motivate new brand ambassadors, Dragon Spirits Marketing has the capacity to grow this untapped market. While many businesses failed during the last year, Dragon Spirits Marketing grew - ample proof that the Brand Activation Industry is ripe for continued growth.

Dragon Spirits tackles this growing industry by leveraging the inherent strengths of the Gig Economy - rapid growth to scale, flexibility of market penetration, and pay-as-you-go business expansion. At the same time, it avoids many of the negative aspects, such as disgruntled workers, low pay scales, and lack of engagement.

I've known Lamar since before he launched Dragon Spirits Marketing. Like any successful entrepreneur, while growing his new business, he did whatever was necessary to keep the lights on, including working as a ride-share driver. That hands-on experience gave him a unique vision and insight into the Gig Economy. You might ask, why is a focus on gig workers important? How does that focus add to growth and the bottom line? I have seen that the new business ventures that grow most explosively are those that are combined with a personal vision; one that drives the founders, partners, and employees to succeed despite any obstacles. Dragon Spirits has that vision.

Don't let this opportunity take flight without you.

Join me. Be a Dragon.

**Invested $50,000 this round**

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